

June 10, 2011

Mr. Brett Roper
Secretary of the Board of Directors
ChineseInvestors.com, Inc.
411 E. Huntington Drive #107-228
Arcadia, CA 91006

   Re: ChineseInvestors.com, Inc.
     Form 10-12G, as amended
     Filed November 29, 2010
     File No. 000-54207

Dear Mr. Roper:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          Pamela Long
          Assistant Director

cc: Michael E. Shaff, Esq.
   Irvine Venture Law Firm, LLP
   via facsimile at (949) 660-7799